EXHIBIT 99.1

Brookfield Announces Strong Third Quarter Results

Distributable Earnings of $1.4 billion and Net Income of $716 million in the quarter and $8.6 billion for the last twelve months

Alternative Fund Inflows of $33 billion since last quarter, increasing capital for deployment to $125 billion

BROOKFIELD, News, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended September 30, 2022.

Nick Goodman, Chief Financial Officer of Brookfield, stated “We delivered excellent results in the third quarter, generating $1.4 billion of cash flow and $716 million of net income. Earnings were supported by strong growth in our asset management franchise and the solid performance of our operations. As a result of the strength of our franchise, we are increasingly becoming the partner of choice for global corporates for the deployment of capital at scale—as evidenced by our recent $30 billion partnership with Intel, our $17.5 billion partnership with Deutsche Telekom Towers on their portfolio of 36,000 telecom towers, and our $8 billion partnership with Cameco.”

He continued, “Following shareholder approval received on November 9, 2022, we plan to complete the distribution to shareholders and listing of a 25% interest in our asset management business before the end of the year.”

Operating Results

Excluding the impact of realizations recorded in the prior year, distributable earnings increased by 39% compared to the prior year quarter.

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income[1]	$716	$2,722	$8,612	$10,742
Net income attributable to common shareholders[2]	423	797	3,490	3,491
Per Brookfield share[2]	0.24	0.47	2.06	2.13
Operating Funds from operations[2,3]	1,216	934	4,720	3,579
Per Brookfield share[2,3]	0.73	0.56	2.81	2.19
Distributable earnings before realizations[2,3]	1,216	873	4,224	3,268
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to FFO and Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 9.

Operating Funds from Operations (“FFO”) and net income totaled $1.2 billion and $716 million for the third quarter, respectively. The comparative period included higher valuation and disposition gains so was higher on a total basis. The underlying performance of our businesses was strong, contributing to growth in FFO from invested capital of 42%. Strong fundraising activity and capital deployment drove an increase in fee-related earnings of 18% compared to the prior year quarter. Together these results contributed to operating FFO of $1.2 billion, an increase of 30% compared to the prior year quarter.

The resilience of our underlying operations and the positive contributions from acquisitions over the last 12 months supported growth in distributions of 23% compared to the prior year quarter. When combined with our Asset Management earnings, we generated Distributable Earnings (“DE”) before realizations of $1.2 billion during the quarter, representing an increase of 39% compared to the prior year period. DE before realizations also benefited from a full quarter’s contribution from the acquisition of American National in May. Total DE for the quarter was $1.4 billion, an increase compared to the prior year and was $5.0 billion over the last twelve months.

Regular Dividend Declaration
The Board declared a quarterly dividend for the Corporation of US$0.14 per share, payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We had material inflows of $33 billion since the end of last quarter. Fee-bearing capital was $407 billion as at the end of the quarter, an increase of approximately $15 billion during the quarter and $65 billion or 19% over the past year.

During the quarter, we held strong first closes for our fifth flagship infrastructure fund and our sixth flagship private equity fund which now stand at approximately $21 billion and $8.4 billion, respectively. Each fund will hold further closes in the coming months. We have now completed fundraising for our fourth flagship real estate fund, with approximately $17 billion raised for the strategy. Our eleventh flagship opportunistic credit fund is now over 85% invested or committed and subsequent to quarter end we launched fundraising for the next vintage, which is expected to be larger than the prior vintage of $16 billion.

In addition, we continue to raise capital across our other complementary strategies. We held a first close for our third infrastructure debt fund for $2.8 billion and our supercore infrastructure fund raised $1 billion of capital. We continue to make progress in expanding our private wealth product offerings with the recent launch of a private wealth product that will give investors the ability to invest alongside our institutional clients in our infrastructure funds.

The above increases in fee-bearing capital contributed to a 20% increase in fee-related earnings over the last twelve months.

Fee-related earnings were $531 million in the quarter, and $2.1 billion for the last twelve months. We have approximately $39 billion of additional committed but un-invested capital across our strategies that will earn approximately $390 million of fees annually once deployed.

We invested and/or committed $31 billion of capital to new investments during the quarter and advanced monetizations on numerous mature assets.

We are increasingly becoming a partner of choice for corporations and others seeking capital solutions, based on our large-scale, flexible capital, operational expertise and strong investment track record. During the quarter, we announced a partnership with Intel to fund half of a $30 billion investment in a semi-conductor facility being built in Arizona. We also formed a partnership to buy an interest in Deutsche Telekom’s tower business in Germany with a total value of €17.5 billion. In addition, through our renewable power and transition business, we entered into an $8 billion partnership agreement with Cameco to own Westinghouse, after our restructuring efforts that generated a 6x multiple of capital and an approximately 60% IRR.

We generated $379 million of carried interest during the quarter and $3.2 billion over the past twelve months, driven by the appreciation of our investments. Total accumulated unrealized carried interest now stands at $8.8 billion and our asset values have continued to show their resilience backed by strong cash flow profiles.

Annualized fee revenues and target carried interest now stand at a run-rate of almost $9 billion annually.

Annualized fee revenues are now $4.2 billion, an increase of 18% over the last twelve months, driven by the significant growth in our asset manager. Gross target carried interest is $4.6 billion annually.

As at September 30, 2022, we had approximately $125 billion of capital available to deploy into new investments.

Total investable capital includes approximately $36 billion of cash, financial assets and undrawn lines of credit at BAM and our affiliates, as well as $88 billion of uncalled fund commitments. We have been actively buying back shares, and over the last twelve months have returned $1.5 billion to shareholders over that time. In addition, our balance sheet remains conservatively capitalized and we have no maturities until 2024.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		September 30		December 31
		2022		2021
Assets
Cash and cash equivalents		$11,306		$12,694
Other financial assets		23,238		16,546
Accounts receivable and other		38,423		33,718
Inventory		12,138		11,415
Equity accounted investments		44,064		46,100
Investment properties		111,603		100,865
Property, plant and equipment		111,538		115,489
Intangible assets		36,704		30,609
Goodwill		26,484		20,227
Deferred income tax assets		3,652		3,340
Total Assets		$419,150		$391,003

Liabilities and Equity
Corporate borrowings		$11,296		$10,875

Accounts payable and other		54,887		55,694
Non-recourse borrowings in entities that we manage		193,180		165,057
Subsidiary equity obligations		4,324		4,308
Deferred income tax liabilities		21,487		20,328

Equity
Non-controlling interests in net assets	$89,430		$88,386
Preferred equity	4,145		4,145
Common equity	40,401	133,976	42,210	134,741
Total Liabilities and Equity		$419,150		$391,003

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Revenues	$23,418	$19,248	$68,556	$53,944
Direct costs[1]	(17,771)	(14,751)	(52,610)	(40,932)
Other income and gains	111	1,123	605	3,078
Equity accounted income	933	662	2,340	1,818
Expenses
Interest	(2,874)	(1,899)	(7,417)	(5,560)
Corporate costs	(30)	(27)	(89)	(86)
Fair value changes	(549)	700	834	3,171
Depreciation and amortization	(1,997)	(1,617)	(5,694)	(4,698)
Income tax	(525)	(717)	(1,374)	(1,808)
Net income	$716	$2,722	$5,151	$8,927

Net income attributable to:
Brookfield shareholders	$423	$797	$2,372	$2,848
Non-controlling interests	293	1,925	2,779	6,079
	$716	$2,722	$5,151	$8,927

Net income per share
Diluted	$0.24	$0.47	$1.40	$1.72
Basic	0.25	0.49	1.44	1.78
  Direct costs exclude depreciation and amortization expenses disclosed above.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FFO AND DISTRIBUTABLE EARNINGS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$716	$2,722	$8,612	$10,742
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	141	307	1,334	1,300
Fair value changes	549	(700)	(2,814)	(3,346)
Depreciation and amortization	1,997	1,617	7,433	6,234
Deferred income taxes	240	428	768	906
Realized disposition gains in fair value changes or prior periods	170	255	1,084	3,298
Non-controlling interests in FFO[2]	(2,347)	(3,221)	(10,226)	(11,209)
Funds from operations[3,4]	1,466	1,408	6,191	7,925

Less: total disposition gains	(151)	(328)	(1,055)	(3,541)
Less: realized carried interest, net	(99)	(146)	(416)	(805)
Operating Funds from operations[3,4]	1,216	934	4,720	3,579

Less: net invested capital FFO	(685)	(483)	(2,611)	(1,821)
Corporate activities	(173)	(144)	(672)	(584)
Insurance solutions operating earnings	159	5	239	11
Distributions from investments	696	567	2,556	2,125
Equity-based compensation	43	33	149	114
Preferred share dividends	(40)	(39)	(157)	(156)
Distributable earnings before realizations[3]	1,216	873	4,224	3,268
Realized carried interest, net[5]	99	146	416	805
Disposition gains from principal investments	48	223	392	2,540
Distributable earnings[3]	$1,363	$1,242	$5,032	$6,613
  Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.
  Excludes amounts attributable to non-controlling interests.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

SEGMENT OPERATING FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Asset management	$531	$451	$2,109	$1,758
Renewable power and transition	98	60	346	237
Infrastructure	126	103	486	408
Private equity	222	194	895	729
Real estate	86	201	884	535
Residential	66	76	355	190
Corporate	87	(151)	(355)	(278)
Operating funds from operations[1,2]	1,216	934	4,720	3,579
Realized carried interest, net	99	146	416	805
Disposition gains	151	328	1,055	3,541
Funds from operations[1,2]	$1,466	$1,408	$6,191	$7,925

Per share[3]
Total operating FFO	$0.73	$0.56	$2.81	$2.19
Total FFO	$0.89	$0.85	$3.72	$4.97

  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.
  Excludes amounts attributable to non-controlling interests.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$716	$2,722	$8,612	$10,742
Non-controlling interests	(293)	(1,925)	(5,122)	(7,251)
Net income attributable to shareholders	423	797	3,490	3,491
Preferred share dividends[1]	(37)	(36)	(148)	(147)
Dilutive effect of conversion of subsidiary preferred shares	—	(1)	—	(10)
Net income available to common shareholders	386	760	3,342	3,334
Dilutive impact of exchangeable shares of affiliate	1	1	5	1
Net income available to common shareholders including dilutive impact of exchangeable shares	$387	$761	$3,347	$3,335

Weighted average shares	1,562.5	1,552.8	1,566.7	1,523.2
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2]and exchangeable shares of affiliate	48.9	59.6	56.0	41.7
Shares and share equivalents	1,611.4	1,612.4	1,622.7	1,564.9

Diluted earnings per share[3]	$0.24	$0.47	$2.06	$2.13
  Excludes dividends paid on perpetual subordinated notes of $3 million (2021 – $3 million) and $9 million (2021 – $9 million) for the three months and the last twelve months ended September 30, 2022, which are recognized within net income.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Fee-related earnings	$531	$451	$2,109	$1,758

Perpetual affiliates	537	509	2,169	1,678
Corporate cash and financial assets	89	(29)	61	227
Other principal investments	70	87	326	220
Distributions from investments	696	567	2,556	2,125

Insurance solutions operating earnings	159	5	239	11

Corporate activities	(173)	(144)	(672)	(584)
Preferred share dividends	(40)	(39)	(157)	(156)
Add back: equity-based compensation	43	33	149	114
Distributable earnings before realizations	1,216	873	4,224	3,268
Realized carried interest, net	99	146	416	805
Disposition gains from principal investments	48	223	392	2,540
Distributable earnings[1]	$1,363	$1,242	$5,032	$6,613
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2022, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2022, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2022 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at https://register.vevent.com/register/BI500b8aa08e984baeab1ebbd3bd66dad1. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ3-2022. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 8, 2023. To access this rebroadcast, please visit:
https://register.vevent.com/register/BI500b8aa08e984baeab1ebbd3bd66dad1.

About Brookfield
Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  Operating FFO represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.
  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We make reference to Distributable Earnings (“DE”), which is referring to the sum of our Asset Management segment FFO, distributions received from our ownership of investments, operating earnings from our insurance solutions business and disposition gains from principal investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FFO and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include FFO and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings. In addition, forward-looking statements contained in this news release include statements regarding the listing and distribution of an interest in our asset management business, including the anticipated timing of such transaction and the impact that such transaction may have on Brookfield and its shareholders. The transaction will be subject to the satisfaction of a number of conditions, and, as such, there can be no certainty that the transaction will proceed or proceed in the manner described.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield and the Manager to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, credit, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.